SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 -------------
                                   FORM 6-K
                                 -------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 17, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



         Form 20-F    X           Form 40-F
                   --------                 ---------


 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                 Act of 1934.)


            Yes                       No       X
                   --------                 ---------


 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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      A New PSC Signed by CNOOC Limited for Block S in Equatorial Guinea

(Hong Kong, February 17, 2006) - CNOOC Limited (the "Company", NYSE: CEO,
SEHK: 883) announced today that its subsidiary, CNOOC Africa Limited has signed a production sharing contract ("PSC") for Block S with the Ministry of Mines, Industry and Energy, and The National Oil Company of Equatorial Guinea ("GEPetrol").

Block S covers a total area of approximately 2,287 square kilometers in the south offshore Equatorial Guinea. Water depth of this block ranges from 30 to 1,500 meters.

The exploration period of the PSC is five years and the Company acts as the technical operator. Under the terms of the contract, the Company is committed to conducting seismic data interpretation and drilling exploration wells.

Mr. Zhu Mingcai, Vice President of the Company and General Manager of the International Department, commented, "The signing of the PSC for Block S in the Republic of Equatorial Guinea is another progress in CNOOC's oversea expansion. I believe in the favorable geological conditions of this block and look forward to making breakthrough for the benefits of both parties in the future."

End

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                            *** *** *** ***

For further enquiries, please contact:


Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CNOOC Limited


                                    By:  /s/ Cao Yunshi
                                         -----------------------------
                                         Name: Cao Yunshi
                                         Title:  Company Secretary

Dated: February 17, 2006